[Chapman and Cutler LLP Letterhead]

June 14, 2024

VIA EDGAR CORRESPONDENCE

Kimberly Browning
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Innovator ETFs Trust
File Nos. 333-146827; 811-22135

Dear Ms. Browning

This letter responds to your comments, provided by telephone regarding the registration statements filed on Form N-1A for Innovator ETFs Trust (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on April 12, 2024 (the “Registration Statements”). The Registration Statements relates to Innovator Equity Defined Protection ETF – 2 Yr to July 2026, Innovator Nasdaq-100 10 Buffer ETF – Quarterly, Innovator U.S. Small Cap 10 Buffer ETF – Quarterly, Innovator International Developed 10 Buffer ETF – Quarterly, Innovator Emerging Markets 10 Buffer ETF – Quarterly, Innovator Premium Income 9 Buffer ETF – July, and Innovator Premium Income 15 Buffer ETF – July (each a “Fund” and collectively, the “Funds”), each a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the respective Registration Statements.

Comment 1 – General

The staff of the Commission (the “Staff”) reminds the Funds and its management that they are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action, or absence of action by the Staff. Where a comment is made in one location, it is applicable to all similar disclosures appearing elsewhere in the Registration Statement. Please ensure that corresponding changes are made to all similar disclosure. Please provide responses to all of the Staff’s comments on EDGAR at least five business days before the effective date of the Funds.

Response to Comment 1

The Trust confirms that corresponding changes made in response to the Staff’s comments have been made to any similar disclosure throughout the Registration Statements and that the Trust will provide the Staff with a response letter in the form of correspondence at least five business days before effectiveness. Where the Registration Statement for each Fund has been revised in accordance with the Staff’s comment, such revisions will be reflected in the revised Registration Statement provided to the Staff via supplemental correspondence.

Comment 2 – General

The Staff requests confirmation that the Fund’s next filing will consist of a full registration statement, including all exhibits. To the extent the Registration Statement is incomplete, please provide the Staff with completed drafts as soon as possible, but at least five business days prior to the date of effectiveness of the registration statement.

Response to Comment 2

The Trust confirms that it will submit a full registration statement in its next filing for each Fund.

Comment 3 – General

The Staff notes that all comments are global and apply to any similar or identical disclosures.

Response to Comment 3

The Fund acknowledges all comments are global and has addressed the Staff’s comments across each Registration Statement.

Comment 4 – General

If a Fund determines to decline a comment, please tell the Staff why, and include a well-reasoned and detailed legal analysis as applicable in support of the Fund’s views as they apply to each Registration Statement’s facts and circumstances. Please cite to any legal authority that supports such views.

Response to Comment 4

Each Fund confirms it will provide the requested analysis to the extent any comments are declined.

Comment 5 – General

The Staff notes there should not be any material differences to the extent that the disclosure is similar or identical across the Trust’s various funds. Please note any differences between the current filings and precedent filings.

Response to Comment 5

The Funds confirm the prospectuses have been revised in accordance with the Staff’s comment so that there are no material differences in disclosure.

Comment 6 – Example

The Staff notes certain of the figures in the “Example” are blank and requests these are completed in connection with the next filing of the Registration Statements.

Response to Comment 6

The Funds confirm the Example has been completed in the revised prospectuses.

Comment 7 – Selective Review

Please summarize the Trust’s selective review request with respect to each Fund. Please supplementally provide the accession number, date of filing, date of effectiveness for each Fund and its precedent Fund for each Fund’s selective review request (each, a “Precedent Fund” and collectively, the “Precedent Funds”). Please also confirm that each new Fund is materially identical to its Precedent Fund, except for the respective Outcome Period and Defined Distribution Rate or Cap, as applicable.

Response to Comment 7

The Trust confirms that the Precedent Fund identified in the Trust’s selective review request is materially identical to each respective Fund, except for each Fund’s Outcome Period and Cap. The Trust considers each Registration Statement to be substantially similar to each respective Precedent Fund with regard to the description of the Fund, the investment objective, strategy and policies, the risks associated with investment in the Fund and the management of the Fund. Please see below for a summary of the filing information for each Fund and its applicable Precedent Fund.

Fund Information	Precedent Fund Information
Innovator Equity Defined Protection ETF – 2 Yr to July 2026 Filing date: April 12, 2024 Post-Effective Amendment No. under 1933 Act: 1140 Accession No.: 0001213900-24-032524	Innovator Equity Defined Protection ETF – 2 Yr to April 2026 Filing date: April 1, 2024 Post-Effective Amendment No. under 1933 Act: 1131 Accession No.: 0001213900-24-028098
Innovator Nasdaq-100 10 Buffer ETF – Quarterly Filing date: April 12, 2024 Post-Effective Amendment No. under 1933 Act: 1143 Accession No.: 0001213900-24-032528	Innovator U.S Equity 10 Buffer ETF™ – Quarterly Filing date: February 27, 2024 Post-Effective Amendment No. under 1933 Act: 1119 Accession No.: 0001213900-24-017356
Innovator U.S. Small Cap 10 Buffer ETF – Quarterly Filing date: April 12, 2024 Post-Effective Amendment No. under 1933 Act: 1144 Accession No.: 0001213900-24-032531	Innovator U.S Equity 10 Buffer ETF™ – Quarterly Filing date: February 27, 2024 Post-Effective Amendment No. under 1933 Act: 1119 Accession No.: 0001213900-24-017356
Innovator International Developed 10 Buffer ETF – Quarterly Filing date: April 12, 2024 Post-Effective Amendment No. under 1933 Act: 1145 Accession No.: 0001213900-24-032536	Innovator U.S Equity 10 Buffer ETF™ – Quarterly Filing date: February 27, 2024 Post-Effective Amendment No. under 1933 Act: 1119 Accession No.: 0001213900-24-017356
Innovator Emerging Markets 10 Buffer ETF – Quarterly Filing date: April 12, 2024 Post-Effective Amendment No. under 1933 Act: 1146 Accession No.: 0001213900-24-032538	Innovator U.S Equity 10 Buffer ETF™ – Quarterly Filing date: February 27, 2024 Post-Effective Amendment No. under 1933 Act: 1119 Accession No.: 0001213900-24-017356
Innovator Premium Income 9 Buffer ETF – July Filing date: April 12, 2024 Post-Effective Amendment No. under 1933 Act: 1147 Accession No.: 0001213900-24-032542	Innovator Premium Income 9 Buffer ETF – April Filing date: April 1, 2024 Post-Effective Amendment No. under 1933 Act: 1132 Accession No.: 0001213900-24-028099
Innovator Premium Income 15 Buffer ETF – July Filing date: April 12, 2024 Post-Effective Amendment No. under 1933 Act: 1148 Accession No.: 0001213900-24-032544	Innovator Premium Income 15 Buffer ETF – April Filing date: April 1, 2024 Post-Effective Amendment No. under 1933 Act: 1133 Accession No.: 0001213900-24-028101

For each Fund, the disclosure in the applicable Registration Statement has been revised only as necessary to set forth the change in the start of the Outcome Period, to update the applicable Cap or Defined Distribution Rate (as applicable), update the applicable reference asset and to make certain necessary edits to reflect that such Fund has not yet commenced operations.

Comment 8 – General

On the cover page, principal investment strategies and the principal risks sections, please include disclosure that contemplates the potential negative consequences of an investor holding shares of a Fund after the end of the defined outcome period or through multiple defined outcome periods.

Response to Comment 8

The prospectuses have been revised in accordance with the Staff’s comment.

Comment 9 – Fees and Expenses of the Fund

The Staff requests the Funds supplementally explain the management fee is blank. The Staff notes the management fee has the same unitary management fee structure as various other funds of the Trust. Confirm the unitary management fee will be disclosed in the revised prospectuses and will be the same percentage as the relevant Precedent Funds.

Response to Comment 9

The Funds confirm each utilizes a unitary management fee and that the management fee mirrors Precedent Funds for the applicable reference asset, as reflected in the revised prospectuses.

Comment 10 – Fees and Expenses of the Fund

Please confirm in supplemental correspondence to the Staff that the Distribution and Service (12b-1) Fees caption shows a fee of 0.00% because the Funds have not adopted any related plans and if a Fund should adopt such a plan the Registration Statement will be revised accordingly.

Response to Comment 10

The Trust confirms that the Funds currently have no plan to adopt a Rule 12b-1 Plan and will make such filings and revisions as necessary if such a plan is adopted.

Comment 11 – Additional Information About the Fund’s Principal Investment Strategies

The Staff notes that it does not see an 80% policy for purposes of Rule 35d-1 under the Investment Company Act of 1940, as amended, in each Fund’s prospectus. Please revise to include and address each Fund’s borrowings for purposes of the Fund’s 80% policy. Further, please include the relevant disclosure regarding notice if the Funds change such policy.

Response to Comment 11

The prospectuses have been revised in accordance with the Staff’s comment.

Comment 12 – Statement of Additional Information

Please consider adding disclosure to the “Management of the Fund” in each Fund’s statement of additional information (“SAI”) to reflect the required disclosure to respond to Item 19(a)(3) of Form N-1A with respect to the compensation of each Fund’s sub-adviser. The Staff believes that since the Funds ultimately pay the sub-adviser, the Funds need to include disclosure responsive to the item. Please also see IC-26230, n.2 (Oct. 23, 2003) for additional information regarding the Staff’s position.

Response to Comment 12

Each SAI has been revised in accordance with the Staff’s comment.

Comment 13 – Additional Information Relating to the Declaration of Trust

The Staff notes the additional disclosure regarding the Trust’s declaration of trust in each Fund’s SAI. The Staff asks that the Funds relocate this disclosure to the prospectus. The Staff notes that if such disclosure is not moved to the prospectus, the Staff may not be in a position to grant future requests for acceleration.

Response to Comment 13

The prospectuses have each been revised to include the requested disclosure.

Comment 14 – Statement of Additional Information

The Staff notes the Fund’s concentration policy currently provides that the Fund will “concentrate to approximately the same extent as the Underlying ETF.” Please clarify and define the “Underlying ETF” and ensure the definition aligns with each Fund’s Prospectus.

Response to Comment 14

Each SAI has been revised in accordance with the Staff’s comment.

Comment 15 – Quarterly Funds

The Staff notes that with respect to the selective review requests, the Trust listed Innovator U.S Equity 10 Buffer ETF™ – Quarterly. Please explain supplementally to the Staff why this fund was chosen and not the other Precedent Funds for the respective reference assets.

Response to Comment 15

Each Fund listed the Innovator U.S Equity 10 Buffer ETF – Quarterly as its Precedent Fund because it best aligned with the investment objective and strategy, in light of its Outcome Period and Buffer. The disclosure regarding the applicable reference asset was updated in accordance with funds from the Innovator complex.

Comment 16 – Principal Investment Strategies

The Staff notes that certain of the Precedent Funds had concentration language in the second paragraph of the Principal Investment Strategies contemplating the concentration policies of the fund, and that this disclosure has been deleted in certain of the Funds. Please revise to include such disclosure.

Response to Comment 16

The prospectuses have been updated in accordance with the Staff’s comment.

Comment 17 – Quarterly Funds

The Staff notes there is duplicative disclosure in the Principal Investment Strategies of the Funds regarding the degree of correlation between the value of Fund’s FLEX Options and the price movements of the Underlying ETF. To the extent such disclosure is duplicative, please revise to only disclose once.

Response to Comment 17

The prospectuses have been revised in accordance with the Staff’s comment.

Comment 18 –

The Staff notes the Innovator International Developed 10 Buffer ETF – Quarterly includes a small companies risk, whereas the investment strategy notes the Underlying ETF invests in large and mid-capitalization securities. Please revise to reconcile the disclosure between the principal risks and principal investment strategies for the Fund.

Response to Comment 18

The prospectus has been revised in accordance with the Staff’s comment.

********

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren